LJ INTERNATIONAL INC.
UNIT #12, 12/F, BLOCK A
FOCAL INDUSTRIAL CENTRE
21 MAN LOK STREET
HUNG HOM, KOWLOON, HONG KONG
May 22, 2008
By Edgar and Fax
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Scott Anderegg, Esq.

Re:	LJ International Inc.
Withdrawal of Registration Statement on Form F-3
(File No. 333-138878, filed November 21, 2006)
Ladies and Gentlemen:
     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), LJ International, Inc. hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the LJ International Inc. Registration Statement on Form F-3 (File No.333-138878) as originally filed November 21, 2006 and all exhibits thereto (the “Registration Statement”).
     LJ International Inc. is hereby requesting such withdrawal due to its current non-eligibility to utilize Form F-3.
     LJ International Inc. hereby confirms that the Registration Statement has not been declared effective and no securities have been sold in connection with the offering contemplated by the Registration Statement.
     Accordingly, LJ International Inc. hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, LJ International Inc. receives notice from the Commission that this application will not be granted.

United States Securities and Exchange Commission
May 22, 2008

     LJ International Inc. respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to LJ International Inc.’s account for future use.
     If you have any questions or comments regarding this request for withdrawal, please contact our U.S. securities counsel, Andrew N. Bernstein, Esq., at (303) 770-7131.

Sincerely, LJ INTERNATIONAL INC.
By:	/s/ RINGO NG
Ringo Hon Tak NG,
Chief Financial Officer

cc:	Andrew N. Bernstein, Esq.